1300 Eye Street NW, Suite 900 Washington, DC 20005-3314 +1 202 682 7000 tel +1 202 857 0940 fax Catherine T. Dixon +1 202 682 2147 cathy.dixon@weil.com

December 8, 2010	VIA EDGAR & FACSIMILE

Mr. H. Christopher Owings, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549 Mail Stop 3561

Re:	Hollywood Media Corp.
Form 10-Q/A for the Fiscal Quarter ended June 30, 2010
Filed August 26, 2010
Form 10K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 19, 2010
File No. 1-14332

Dear Mr. Owings,

On behalf of Hollywood Media Corp. (the “Company”), I am writing to present the Company’s responses to the comments of the Staff set forth in its letter dated November 8, 2010, with respect to the above-referenced periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, each comment from the comment letter is repeated here, followed by the Company’s response; the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K/A for Fiscal Year ended December 31, 2009

Elements of Compensation, page 5

1.           We note that in setting compensation levels you used a benchmark comprised of twelve publicly traded companies including Imax, CNET, Internet Brands, Inc., Knot Inc., TheStreet.com and Ediets.com Inc. Please disclose the names of the other six component companies of the benchmark you used. In future filings please disclose all component companies of any benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company notes that the other six component companies were Ticketmaster, Blue Nile, Inc., PetMed Express, Inc., MIVA, Inc., Napster, Inc. and Bluefly, Inc. In future filings, the Company will disclose all component companies of any benchmark used in connection with executive compensation determinations, and disclose the degree to which the Compensation Committee of the Company’s Board of Directors considers such companies to be comparable to the Company.

Form 10-K for Fiscal Year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 42

2.           Please refer to the line item Equity in earnings of unconsolidated investees, net of return of invested capital. Generally, dividends received representing a return on investment are classified as cash inflows from operating activities and receipts from returns of investments are classified as cash inflows from investing activities. Please revise or explain to us how you determined it was appropriate to reflect cash receipts representing a return of your investment as an operating cash flow. Include in your response the amounts netted for each period presented. Reference is made to FASB ASC 230-10-45-12.

The Company’s Equity in earnings of unconsolidated investees, net of return on invested capital, consists of two ownership interests: NetCo Partners and MovieTickets.com, Inc.

The following amounts were included in Consolidated Statements of Cash Flows of the Company’s audited financial statements for fiscal 2009 under the line item Equity in earnings of unconsolidated investees:

Income from MovieTickets.com under equity method	$95,283
Income from Netco Partners under equity method	(2,986)
Contribution to Netco Partners	5,000
Equity in Earnings of Unconsolidated Investees – Per Consolidated Statements of Cash Flows	$97,297

The Company deducted the income and loss from MovieTickets.com and Netco Partners, respectively, from net loss to determine net cash flows from operating activities. The $5,000 contribution to Netco Partners was deemed immaterial to the financial statements under a SAB 99 analysis, and thus netted in cash flows from operating activities. In addition to these amounts, the Company received $1,914,202 in dividends from MovieTickets.com in excess of invested capital, which dividends were declared and received during 2009, and therefore were included in net loss and reflected in cash flows from operating activities.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 48

Ticketing

3.           We note your disclosure of several sources of revenue within your ticketing sales division, but you do not disclose how you account for refunds and returns. Please tell us and disclose how you account for refunds and returns. Please also explain to us what factors you consider and how you recognize an impairment on ticket inventory held for sale.

The Company notes that refunds and returns are accounted for as a reduction of ticket sales. As a general rule, the Company will follow the applicable box office’s refund and return policy. However, for customer service purposes the Company will make exceptions if a customer is dissatisfied or if a particular box office does not recognize adverse weather conditions as part of their refund and return policy. In addition, customers can purchase insurance and return the tickets to the Company up to three days prior to the performance date. Any of these returned tickets are placed into inventories held for sale. Inventories held for sale periodically remain unsold past performance date. In accordance with generally accepted accounting principles the Company reserves for possible impairment to inventories available for sale. The Company evaluates this reserve on an ongoing basis. As of December 31, 2009, the Company’s reserve for unsold inventory was $400,000.

Variable Interest Entities, page 50

4.           We note your disclosure that all of the $2.6 million in escrow was distributed during 2009 to fund operating losses at Hollywood.com, LLC. Further, you disclose your determination that Hollywood.com, LLC qualifies as a variable interest entity under FASB ASC 810-10-25 but you are not the primary beneficiary since you are not expected to absorb a majority of the loss. Please explain to us and provide us with your calculations supporting your determination that the amount you distributed of $2.6 million did not represent funding a majority of the losses of Hollywood.com, LLC for 2009. We may have further comment upon review of your response.

In determining whether to consolidate the Hollywood.com businesses as a variable interest entity, the Company reviewed paragraph 14 of FIN 46R (ASC 810-10-25), which states (emphasis added):

“An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

Under paragraph 14 of FIN 46R (ASC 810-10-25), the Company would be deemed the primary recipient of the income of the Hollywood.com businesses given its right under the earn-out to receive the greater of 10% of revenue and 90% of the EBITDA on an annual basis, up to the $9.0 million cap. However, the Company would not absorb a majority of the expected losses of the Hollywood.com businesses given that its obligation to fund losses was satisfied at closing (via payment of this amount into escrow), and was capped at $2.6 million pursuant to the terms of the purchase agreement. Considering that the historical losses of Hollywood.com businesses indicated that $2.6 million equaled only approximately 12 months’ worth of losses, the amount of losses funded by the Company would not, in the view of its management, constitute a majority of the losses over the life of the entity within the meaning of the relevant accounting literature. Since closing, the purchaser has been responsible for all losses in excess of the $2.6 million in escrow, and thus is expected to fund the majority of the losses over the life of these businesses. Therefore, the Company concluded that it was not the primary beneficiary of the Hollywood.com businesses and that it would not be appropriate to consolidate the variable interest entity as defined in FIN 46R (ASC 810-10-25).

The Company made the initial determination of whether it was the primary beneficiary of the Hollywood.com businesses as of the closing in August 2008, which was the time the Company became “involved with the entity” as stated in paragraph 15 of FIN 46R (ASC 810-10-25). In reviewing the matter in connection with the filing of its Form 10-K for 2009, the Company once again reviewed paragraph 15 of FIN 46R, which states in relevant part:

“An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.”

The Company notes that there have been no changes to the governing documents of the Hollywood.com businesses or the contractual arrangements between the Company and the purchaser that reallocated the obligations to absorb the expected losses of the Hollywood.com businesses. The purchase agreement was amended once, in September 2009, but only to clarify that the definition of gross revenue used to calculate the earn-out payments owed to the Company did not include billed but uncollected amounts. All other provisions of the purchase agreement, including the purchaser’s obligation to fund Hollywood.com’s operating losses in excess of the $2.6 million placed in escrow by the Company at closing, have remained in full force and effect. Accordingly, the Company appropriately did not reconsider, when filing its 2009 Form 10-K in March 2010 (or again, when the amendment to this Form 10-K was filed in April 2010), its original determination that it was not the primary beneficiary of the Hollywood.com businesses and that it would not be appropriate to consolidate the variable interest entity.

As noted above, the Company conducted its variable interest entity analysis based on the expected gains and losses of the Hollywood.com businesses over the life of the businesses rather than on an annual basis. With respect to the operating losses of Hollywood.com in 2009, the Company notes that approximately $1.4 million of the $2.6 million in escrow funds that were distributed during 2009 was attributable to operating losses of Hollywood.com that occurred in 2008. The remaining $1.2 million in escrow funds was attributable to operating losses of Hollywood.com in the first half of 2009 and was distributed by July 2009. The $1.2 million in Hollywood.com operating losses that were funded by the Company in 2009 were offset in part by approximately $700,000 in earn-out payments that the Company received from the purchaser during 2009.

Note 4. Discontinued Operations, page 57

Hollywood.com Business

5.           We note your disclosure that you did not have a significant continuing involvement in the Hollywood.com, LLC business operations and that the risks of ownership were transferred. Please provide us with a detailed explanation and other supporting evidence as to why you do not consider funding Hollywood.com, LLC operating losses of $2.6 million in 2009 to meet the definition of significant involvement as well as a continuation of the risks of ownership. Refer to SAB Topic 5-E.

As explained in the Company’s response to comment 4 above, only $1.2 million of the $2.6 million in escrow funds distributed to Hollywood.com in 2009 were attributable to 2009 operating losses. These distributions were offset in part by approximately $700,000 in earn-out payments that the Company received from the purchaser during 2009.

In addition to the escrow fund disbursements, the Company reconsidered each of the factors constituting a “continuing involvement in the business” raised in the interpretive response to Question 1 of SAB Topic 5:E. The Company originally considered these factors as of the time of the sale in August 2008, and found that there had been no changes in the facts and circumstances related to the Hollywood.com businesses that would result in the Company having a significant continuing involvement with the Hollywood.com business. In particular:

•	The Company did not and does not currently have any veto power over contracts or customers of the purchaser or over the management and strategic decisions of the Hollywood.com businesses.

•	The Company did not and does not currently have significant voting power on the board of directors of the purchaser or the Hollywood.com businesses.

•
The Company was not and is not currently involved in the continuing operations of the Hollywood.com businesses entailing risks or managerial authority similar to that of ownership. The Company’s only involvement with the operations of the Hollywood.com businesses following the closing was the transition of certain limited administrative services to the purchaser, which was completed as of December 31, 2008.

•
The Company reconsidered the financial investment made by the purchaser in the Hollywood.com businesses. The interpretive response to Question 1 of SAB Topic 5:E states that a significant financial investment, and not just a token down payment, must be made by the purchaser for the transaction to qualify as a sale. The $1.0 million cash payment by the purchaser at closing represents a significant financial investment given the financial history of the Hollywood.com businesses, and is clearly more than a token down payment. It is evident the purchaser is expected to absorb further losses through additional financial investment when noting that during 2009 the purchaser funded approximately $700,000 that was paid to the Company in connection with its earn- out rights.

•	The principal consideration in the transaction did not include debt.

•
There were no debt or contract performance guarantees on behalf of the Hollywood.com businesses by the Company. The Company noted that its guaranty of the Hollywood.com office lease was cancelled by the landlord as a result of the purchaser providing the landlord with substitute collateral, relieving the Company from any potential future liability in connection therewith.

Based on its review of the SAB Topic 5:E criteria, the Company determined that it did not have a significant continuing involvement in the Hollywood.com businesses for purposes of SAB Topic 5:E and that the risks and other incidents of ownership were transferred to the purchaser upon the sale of the Hollywood.com businesses.

Note 15. Investments in and Advances to Equity Method Unconsolidated Investees, page 67

(b)           MovieTickets.com, Inc.

6.           We note your disclosure regarding your investment in MovieTickets.com, Inc. and the $1.9 million of dividend income and $5 million impairment charge in fiscal 2009. Based on your disclosure, it appears MovieTickets.com, Inc. represents a significant unconsolidated investee and you are required to provide audited financial statements of MovieTickets.com, Inc. in accordance with Rule 3-09 of Regulation S-X. Please amend your filing accordingly, or provide us with your calculations supporting your conclusion that separate audited financial statements were not required under Rule 3-09 of Regulation S-X.

The Company has determined that MovieTickets.com was a “significant subsidiary” in fiscal year 2009, for purposes of Rule 3-09 of Regulation S-X. (The Company notes that the $2.0 million of equity in income from unconsolidated investees attributable to MovieTickets.com in 2009 represented 35.7% of the Company’s net loss and 32.2% of the Company’s loss from continuing operations for fiscal 2009.) Applying Rule 1-02(w)’s income test at the 20% level for each of the preceding two years, in accordance with Rule 3-09(a), however, MovieTickets.com did not qualify as a significant subsidiary at the 20% level for either of fiscal year 2008 or 2007.1 Accordingly, the Company technically was required to provide separate audited financial statements for MovieTickets.com only for fiscal 2009. For the reasons outlined below, the Company respectfully requests that the Staff not require further amendment of its fiscal 2009 Form 10-K to include MovieTicket.com’s audited financial statements for that entity’s fiscal 2009 (also ended December 31, 2009).

1 For fiscal 2008, the $1.2 million of equity in income from unconsolidated investees attributable to MovieTickets.com represented 6.9% of the Company’s net loss and 11.1% of the Company’s loss from continuing operations. For fiscal 2007, the $4,747 of equity in income from unconsolidated investees attributable to MovieTickets.com represented 0.3% of the Company’s net gain and 0.1% of the Company’s loss from continuing operations.

The Company asks the Staff to consider, on policy grounds, the mitigating fact that the Company would not have been required to include the audited financial statements of MovieTickets.com had the Company identified itself as a “smaller reporting company” (as that term is defined in Exchange Act Rule 12b-2) on the cover page of its Form 10-K for fiscal year 2009.  As indicated on the cover pages of its Form 10-Ks filed for each of fiscal 2009 and 2008, the Company determined that it had a public float of $35.4 million and $67.3 million as of the last business day of the second fiscal quarter of each of fiscal years 2009 and 2008, respectively (i.e., less than $75 million), making the Company eligible as a smaller reporting company.  The Company therefore, as a smaller reporting company, would have been exempt from any obligation to file the audited financial statements of equity investees for those two fiscal years.  See Section 2405.1 of the Division of Corporation Finance Financial Reporting Manual (as updated December 6, 2010).  The Company, however, acknowledges that it did not check the smaller reporting company box on the cover page of its Form 10-K filed for each of 2009 and 2008, or give it consideration at the time of those filings. Since then, the Company has determined that it continues to qualify as a smaller reporting company as of June 30, 2010 (its second fiscal quarter), and has so indicated on the cover page of its Form 10-Q for the fiscal quarter ended September 30, 2010, filed on November 15, 2010.2

In the event the Staff declines to grant the Company’s request, the Company recognizes that it technically would be obligated to amend its 2009 Form 10-K to include MovieTickets.com’s separate audited financial statements for the relevant period. Before submitting this response through outside counsel, the Company requested but failed to obtain permission from MovieTickets.com to file that company’s audited financial statements for fiscal 2009. Because MovieTickets.com is a private company, the Company does not control the Board of Directors of MovieTickets.com and the Company otherwise has no contractual or other right to file MovieTickets.com’s audited financial statements with the Commission – even though the Company has had access to such financial statements for purposes of preparing Note 15 to its financial statements included in the Company’s 2009 Form 10-K – the Company would like an opportunity to prepare and submit a waiver request to the Staff.

2 The Company checked the “smaller reporting company” box on the cover page of its most recent Form 10-Q, but otherwise is providing line-item disclosure applicable to larger companies.

7.           Please revise your disclosure to include all of the information required by Rule 4-08(g) of Regulation S-X. The summarized disclosure provided does not include all of the required information. Note also that the summarized financial data should not be labeled unaudited.

In future filings, the Company will revise its disclosures to include all of the information required by Rule 4-08(g) of Regulation S-X and will not label the summarized financial data included in such disclosures as unaudited.

Form 10-Q/A for the Fiscal Quarter ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates, page 27

8.           We note your recent annual reviews of goodwill for each segment resulted in impairment charges principally in the ad sales segment of $5 million and $3.3 million during fiscals 2009 and 2008, respectively. Further, you disclose the ad sales segment had a fair value that exceeded the carrying value of goodwill of $14.6 million by approximately 20% as of October 1, 2009. In that regard, your segment reporting in Note 18 reflects net revenues generated from your online ad sales segment has continued to decline during each of the last three fiscal years, and experienced a significant decline during fiscal 2009. Please provide us with the major assumptions used relating to the growth in net revenues in your goodwill impairment analysis that resulted in fair value exceeding your carrying value in 2009. Refer to FASB ASC 350-20-35.

As discussed in Note 18 to the Company’s fiscal 2009 audited financial statements filed as part of the Form 10-K for that period, the Ad Sales segment is comprised of the Company’s United Kingdom and Ireland operations (CinemasOnline) and its investment in MovieTickets.com. CinemasOnline, which sells venue based advertising, has a history of declining revenues and comprises only a minimal portion of the value of the Ad Sales segment. The fair value of the Ad Sales Segment is substantially comprised of the fair value of the Company’s investment in MovieTickets.com.

In connection with the Company’s annual goodwill impairment evaluation, the Company obtained an independent appraisal of its investment in MovieTickets.com, which arrived at a fair value of $17.9 million. Because this sum comfortably exceeded the $14.6 million carrying value of the Ad Sales segment, the Company concluded that goodwill relating to this investment was not impaired pursuant to ASC 350-20-35. As noted above, the CinemasOnline business comprises only a minimal portion of the value of the Ad Sales segment and accordingly, was not included in the calculation of the fair value of the Ad Sales segment.

Item 4. Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

9.           We note your conclusion that disclosure controls and procedures were not effective as of June 30, 2010 and your reference to the same previously reported conclusion in Form 10-K as of December 31, 2009 regarding a material weakness relating to procedures associated with many aspects of the Broadway Ticketing business model. You did not provide investors with an update on your progress toward completing the remediation actions disclosed in your 2009 Form 10-K/A as being implemented during 2009 to resolve the material weakness. Due to the materiality of the ticketing operations to your financial results, please tell us and disclose in future filings the progress of the action steps management implemented during 2009 to remediate this weakness. Refer to Item 307 of Regulation S-K.

During the time elapsed between the signing of the stock purchase agreement with Key Brand Entertainment, Inc., on December 22, 2009, to purchase the Company’s Broadway Ticketing Division, and the anticipated approval of the stock purchase agreement by the Company’s shareholders at the upcoming shareholders’ meeting scheduled for December 10, 2010, management focused its remediation around efforts that did not require substantial capital expenditures to address the material weakness at the Broadway Ticketing Division, since this unit was likely to be sold to a third party. Pending the outcome of the shareholder vote on the proposed stock purchase, the Company did not believe it to be in the shareholders’ best interest to make a significant expenditure to address remediation in the event shareholders approved this sale and therefore would not benefit from such investment in the future. Management did continue to update and strengthen the manual processes and controls within its existing gift certificate system in the Broadway Ticketing Division. In addition, the gift certificate system was consolidated into the middleware as part of the remediation process and was launched in October 2010.

As discussed, the stock purchase agreement with Key Brand Entertainment, Inc. is subject to shareholder approval at a special meeting to be held on December 10, 2010. If shareholders do not approve the proposed sale of the Broadway Ticketing Division, or this sale does not occur for any other reason, the Company will address the material weakness through additional remediation, including:

•	A new accounting software package will be installed and implemented to integrate with the Company’s transaction processing engine (“TPE”) and the ticketing system, and

•	A “bridge” will be developed to the TPE to replace the existing ticketing software for both group and individual sales and fully integrate ticketing to the TPE and accounting layers.

*           *           *

In addition to the responses above, attached hereto please find the required acknowledgments of the Company.

If the Staff has any additional questions or comments, please contact the undersigned at (202) 682-7147.

Very truly yours,

/s/ Catherine T. Dixon

Catherine T. Dixon

cc:	Mitchell Rubenstein, Hollywood Media Corp.

Hollywood Media Corp.
2255 Glades Road
Suit 221A
Boca Raton, FL  33431

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549
Mail Stop 3561

Dear Mr. Owings:

Please be advised that Hollywood Media Corp. (the “Company”) hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  December 8, 2010

HOLLYWOOD MEDIA CORP.

By:	/s/ Mitchell Rubenstein
Name: Mitchell Rubenstein
Title: Chairman and Chief Executive Officer